PEAPACK-GLADSTONE FINANCIAL CORPORATION

500 Hills Drive, Suite 300

Bedminster, New Jersey 07921

January 4, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katelyn Donovan

Re:	Peapack-Gladstone Financial Corporation
Registration Statement on Form S-3
File No. 333-215176

Dear Ms. Donovan:

I am the Senior Executive Vice President and Chief Financial Officer of Peapack-Gladstone Financial Corporation, a New Jersey corporation (the “Company”), and am authorized to request the acceleration of the effective date of the Company’s Registration Statement on Form S-3 filed on December 19, 2016 (Registration Number 333-215176).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on Friday, January 6, 2017 at 10:00 a.m. Eastern Time, or as soon as possible thereafter.

Please contact our outside counsel, Michael T. Rave of Day Pitney LLP, at (973) 966-8123, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

PEAPACK-GLADSTONE FINANCIAL CORPORATION

By: /s/ Jeffrey J. Carfora
Jeffrey J. Carfora
Senior Executive Vice President and
Chief Financial Officer